100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2013-18

POLYMET ACHIEVES KEY MILESTONE IN ENVIRONMENTAL REVIEW PROCESS

Completed supplemental draft Environmental Impact Statement demonstrates NorthMet copper-nickel project can meet applicable environmental standards

St. Paul, Minnesota, December 6, 2013 - PolyMet Mining Corp. (TSX: POM; NYSE MKT: PLM) (“PolyMet”) is pleased to report that the NorthMet supplemental draft Environmental Impact Statement has been completed and posted to the Minnesota Department of Natural Resources website at http://www.dnr.state.mn.us/input/environmentalreview/polymet/index.html.

"The environmental review process in Minnesota is thorough and rigorous," said Jon Cherry, president and CEO. "Our team of scientists and engineers have worked diligently with the regulatory agencies to improve the project design and complete the analysis and technical studies needed to demonstrate how we plan to extract copper, nickel and platinum group metals in a manner that complies with the law and protects the environment,” he said. “This is a significant milestone in the project’s development.”

The nearly 2,200-page NorthMet supplemental draft EIS was prepared by the DNR, the U.S. Army Corps of Engineers and the U.S. Forest Service, together called the co-lead agencies. In July 2011, the U.S. Environmental Protection Agency became a cooperating agency alongside the three Minnesota Chippewa bands (Bois Forte, Fond du Lac, and Grand Portage). The Minnesota Pollution Control Agency has also been actively involved in the process, leading into its role in permitting and environmental compliance.

“We have been thorough and thoughtful in developing the information and collecting the data to satisfy the co-lead agencies’ needs,” Cherry said. “The supplemental draft EIS analyzes how the project might affect the natural environment, ways to avoid or minimize the effects, and outlines the controls and mitigation measures that will be used to protect water, air and other resources. We are committed to an operating plan that will meet or exceed regulatory requirements, that will enable us to obtain the required permits and build and operate a safe and productive mine.”

The supplemental draft EIS will be published in the Minnesota Environmental Quality Board Monitor Dec. 9, 2013, and the Federal Register Dec 13, 2013. The public comment period administered by the co-lead agencies will formally open on Dec. 14, 2013, and continue through March 13, 2014. Three statewide meetings are scheduled in January 2014 at which the co-lead agencies will seek public comment. Meeting details and information on how to participate can be found on the DNR website.

“We are delighted to reach this important milestone and look forward to discussing the specific plans that are now publicly available,” Cherry said. “We fully support this process.”

Background
PolyMet is seeking permits to construct and operate the NorthMet Project, which comprises reutilizing the existing but idle Erie Plant and associated infrastructure, originally built to process iron ore, and developing a new open pit mine to extract copper, nickel, and platinum group metals from the NorthMet ore body located six miles east of the Erie Plant.

The supplemental draft EIS builds on the draft EIS published in late 2009, describes the NorthMet Project as PolyMet intends to build it, and informs the public of the likely environmental impact and mitigation plans. After the public comment period, the co-lead agencies will review and respond to comments and, if needed, modify the EIS for publication of the final EIS. The state "Adequacy Decision" and federal "Record of Decision" form the basis for issuance of permits.

* * * * *

About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100% of Poly Met Mining, Inc., a Minnesota corporation that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately two million hours of construction labor, creating approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	"Jon Cherry"
Jon Cherry, CEO

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Jenny Knudson
Investor Relations
Tel: +1 (651) 389-4110
jknudson@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2013 and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the three months ended October 31, 2013 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.